Exhibit 8.1

List of Subsidiaries of JX Luxventure Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Flower Crown Holding	Cayman Islands
Flower Crown (China) Holding Group Co., Limited	Hong Kong
Jin Xuan (Hainan) Holding Co, Ltd.	PRC
Jinxuan Luxury Tourism (Hainan) Digital Technology Co., Ltd.	PRC
Beijing Heyang International Travel Service Co., Ltd.	PRC